Xdata Group

January 17, 2025

VIA EDGAR

Melissa Kindelan

Chris Dietz

Alexandra Barone

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Xdata Group
Draft Registration Statement on Form F-4
Submitted November 25, 2024
CIK No. 0002038688

Dear all:

The undersigned, on behalf of Xdata Group (the “Company”, “we”, “us” or “our”), hereby transmits the Company’s response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated December 20, 2024, regarding the Company’s revised draft registration statement on Form F-4 submitted on November 22, 2024. Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of reference, we have repeated the Staff’s comments in this response letter and numbered them accordingly. Corresponding disclosure changes made in response to the Staff’s comments are incorporated in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-4 Cover Page

1.	We note your disclosure on pages 108, 157 and elsewhere that 18 million shares will be issued to XDATA shareholders. However, your disclosures here as well as on pages 11, 22 and 83 indicate that these shares were issued to Existing PubCo Shareholders. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 11 and 84 of the Revised Draft Registration Statement.

2.	We note that Alpha Star Acquisition Corporation is seeking to extend its termination date to June 15, 2025, a date which is 42 months from its initial public offering. We also note that Alpha Star is currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that Alpha Star’s securities will face immediate suspension and delisting action once it receives a delisting determination letter from Nasdaq after the 36-month window ends on December 15, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that Alpha Star’s stock may be determined to be a penny stock and the consequences of that designation, that Alpha Star may no longer be attractive as a merger partner if it is no longer listed on an exchange, any potential impact on Alpha Star’s ability to complete an initial business combination, any impact on the market for Alpha Star’s securities including demand and overall liquidity for its securities, and any impact on securities holders due to Alpha Star’s securities no longer being considered “covered securities.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 54 of the Revised Draft Registration Statement.

Questions and Answers about the Proposals, page 4

3.	In a separate question and answer, discuss the voting requirement necessary for shareholders to approve each of the seven proposals being presented. Also discuss the number of votes for each proposal to be approved given that the Sponsor and the officers and directors of Alpha Star have agreed to vote their shares in favor of the Business Combination proposal and the Reincorporation Merger Proposal.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Revised Draft Registration Statement.

Summary of the Proxy Statement/Prospectus, page 17

4.	Please include a diagram of your corporate organizational structure before and after the transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 21 of the Revised Draft Registration Statement.

Dilution, page 22

5.	We note the two share tables reflect ownership immediately following the Business Combination; however, the dilution calculation excludes the Business Combination. To avoid confusion, please consider removing any share tables that reflect the Business Combination from this section or alternatively, move these tables to after the dilution calculations and present under a different header.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement.

6.	If you continue to include the tables noted above, please revise titles, descriptions and line items, where appropriate, to refer to “as adjusted” and not “pro forma.” See footnote 291 of SEC Release No. 33-11265.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement.

7.	You state that the dilution per share gives effect to material probable or consummated transactions. Please revise the table to present the amount and description of each of the adjustments to arrive at net tangible book value, as adjusted and net tangible book value per share, as adjusted as of June 30, 2024. Also, revise the net tangible book value, unadjusted to exclude ordinary shares subject to redemption classified as temporary equity, and disclose how it is calculated. Lastly, ensure that the adjustments include transaction expenses to be incurred and the impact of possible redemptions, i.e. adjustments to the trust account balance, for each level of redemption reflected. Refer to Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 85 of the Revised Draft Registration Statement.

8.	Outside of the revised table, please describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the Business Combination, including sources not included in the table, such as the exercise of the warrants, with respect to the determination of the as adjusted net tangible book value per share. Refer to Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 85 of the Revised Draft Registration Statement.

9.	Please tell us how you considered the Conversion from Alpha Star Public and Private Rights which result in 1,642,857 and 47,142 additional shares to Alpha Star shareholders in your calculation of outstanding shares, as adjusted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 85 of the Revised Draft Registration Statement.

10.	Your presentation reflects a no redemption scenario and a maximum redemption scenario. Please revise to reflect intervals representing selected potential redemption levels that may occur across a reasonably likely range of outcomes. Refer to Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 84 of the Revised Draft Registration Statement.

11.	To the extent you continue to include the dilution table and calculations elsewhere, such as on pages 11 and 84, please revise to incorporate all of the revisions noted in the previous comments. Alternatively, you could consider removing the table from these other locations to avoid confusion with the share tables that do reflect the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 23 and 85 of the Revised Draft Registration Statement.

12.	Please revise to present, at each redemption level, the valuation at or above which the potential dilution results in the amount of non-redeeming shareholders’ interest per share being at least the IPO price per share of common stock. Refer to Item 1604(c)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 85 of the Revised Draft Registration Statement.

Selected Historical Financial Information, page 31

13.	Please revise to include interim selected financial information for Xdata for the six months ended June 30, 2024 and June 30, 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Revised Draft Registration Statement.

Comparative Per Share Formation, page 33

14.	Please revise to include this information for the six months ended June 30, 2024.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Draft Registration Statement.

Risk Factors

Certain judgments obtained against PubCo by PubCo’s shareholders..., page 70

15.	In your risk factors and in the Enforceability of Civil Liabilities section, please include disclosure of the enforceability of civil liabilities due to connections with China.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 197 of the Revised Draft Registration Statement.

Proposal 1 - The Business Combination Proposal Certain Related Agreements, page 92

16.	Please disclose all “customary exceptions” to the lock-up agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

Background of the Business Combination, page 93

17.	Please revise to provide a discussion of the reasons of the SPAC for the structure and timing of the de-SPAC transaction. Refer to Item 1605(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of the Revised Draft Registration Statement.

18.	Expand your disclosure to provide an enhanced description of the process of negotiating the Business Combination Agreement and ultimately deciding to pursue the transactions, including any past, present, and proposed material contracts, arrangements, understandings, relationships, negotiations and transactions among the parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of the Revised Draft Registration Statement.

Alpha Star’s Board of Directors’ Recommendation and Reasons for the Approval of the Business Combination, page 99

19.	Discuss whether the fairness opinion was considered in Alpha Star’s board of directors’ decision to approve the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 100 of the Revised Draft Registration Statement.

20.	You disclose that financial projections were provided by XDATA’s management and reviewed in evaluating the business combination. To the extent that the board of directors relied on the financial projections to recommend approval of the business combination, please explain why you have not included the projections in this filing along with the material assumptions underlying those projections. Clarify whether CHFT reviewed the projections in connection with the issuance of the fairness opinion.

Response: In response to the Staff’s comment, the Company has included the financial projections and revised the disclosure on page 104 of the Revised Draft Registration Statement.

Fairness Opinion, page 101

21.	We note your disclosure that Alpha Star Acquisition Corporation’s board of directors obtained a third-party fairness opinion from its financial advisor, CHFT Advisory and Appraisal Limited as to the fairness of the consideration being paid in connection with the Business Combination. Please revise to include disclosure required by Item 1015(b) of Regulation M-A, including the detailed summary Item 1015(b)(6) requires. Refer to Item 4(b) of Part I of Form F-4. Also file a consent from CHFT.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102, 103 and 104 of the Revised Draft Registration Statement. In addition, the Company will file CHFT’s consent letter as Exhibit 23.4 to its registration statement by amendment and has revised the exhibits index on page II-1 of the Revised Draft Registration Statement.

Information about XDATA, page 119

22.	We note your disclosure that “Our flagship product in this segment is ComplyControl, which has been developed to enhance client satisfaction through the use of advanced analytics powered by artificial intelligence (“AI”) and machine learning.” Please expand your business operations disclosure to provide a materially complete discussion regarding your AI and machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use and whether you utilize third-party artificial intelligence products. Also, revise to include risk factor disclosure regarding your use of AI and machine learning.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 121 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alpha Star

Control and Procedure, page 155

23.	You disclose that you identified a material weakness in your internal control over financial reporting as of December 31, 2023. Please revise to disclose whether your disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2023 and ensure these disclosures are consistent with those on pages 35 and 36 in the Alpha Star Acquisition Corporation’s Form 10-K for the year ended December 31, 2023. Similar revisions should be made to the disclosures on page 54.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 56 and 156 of the Revised Draft Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 163

24.	We note adjustment (O) reflects the formation and operation costs for PubCo, which appear to be the same costs reflected in both the year ended December 31, 2023 and the six months ended June 30, 2024. If they are the same costs, please revise to reflect them only once, at the beginning of the fiscal year presented, not the interim period. Refer to Item 11-02(a)(6)(i)(B) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Revised Draft Registration Statement.

Beneficial Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 169

25.	Please revise to disclose the natural persons who hold voting and/or dispositive power over the shares held by each of the entities disclosed in the beneficial ownership table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 170 of the Revised Draft Registration Statement. Further, the Company respectfully advises the Staff that the natural persons who hold voting and/or dispositive power over the shares held by these reporting entities were not disclosed in their Schedule 13G filings.

Material Tax Considerations, page 172

26.	We note your disclosure that the Reincorporation Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to U.S. Holders of the Alpha Star Ordinary Shares and/or Alpha Star Warrants; however, there are significant factual and legal uncertainties. Please revise your disclosure in this section and in the Questions and Answers section to provide counsel’s firm opinion for each material tax consequence or explain why such opinion cannot be given. Please also clearly disclose whether this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please provide disclosure that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explain the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it is currently in the process of revising the relevant disclosure and will address the above-mentioned questions in the next revised draft registration statement.

OU Xdata Group Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

27.	We note the audit report refers to the “statements of comprehensive income, statements of changes in shareholder’s equity, and cash flows for each of the years in the two-year period ended December 31, 2023” and the “results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023.” However, the financial statements presented on pages F-4 through F-6 are for the year ended December 31, 2023 and for the period from April 1, 2022 (Inception) through December 31, 2022. Please have your auditors revise the audit report accordingly.

Response: In response to the Staff’s comment, the Auditor has revised the disclosure on page F-2 of the Revised Draft Registration Statement.

Note 2 - Summary of Significant Accounting Policies Revenue recognition, page F-10

28.	For internet and mobile banking solutions, you disclose that you provide design and development of customized internet bank solutions and mobile app, recognizing revenue over time using the output method to measure performance progress to date, and you refer to delivered software. However, on page 116, and elsewhere you state you generate revenue primarily through subscription fees charged on a month or quarterly basis. Please revise to address this apparent inconsistency and ensure these disclosures appropriately address the accounting policies for your contracts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Revised Draft Registration Statement.

29.	Please revise to disclose when revenue from customer relationship management system arrangements is recognized.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Revised Draft Registration Statement.

Note 8 - Income Tax, page F-18

30.	Please revise to include the disclosures required by ASC 740-10-50, if material.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that according to the Estonian Income Tax Act, companies are not subject to income tax until profit distribution. For OU XDATA GROUP, since it distributed $16,161 in dividends during the 2023 fiscal year, it has incurred and paid $4,056 in income tax on distributed dividends. Apart from this, there are no deferred tax assets or liabilities and no other income tax expense/benefit was incurred during the reporting period. Therefore, we believe that the remaining disclosure requirements of ASC 740-10-50 are not applicable to OU XDATA GROUP.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, you may contact the undersigned at wangyu@hankunlaw.com or by telephone at +852 6386 1503.

Very truly yours,

Han Kun Law Offices LLP

/s/ Yu Wang
Yu Wang

cc:	Zhe Zhang, Xdata Group
Roman Elosvili, OU XDATA GROUP
Lawrence Venick, Loeb & Loeb LLP